                                                                      Exhibit 12

     PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                         TOTAL ENTERPRISE
        Computation of Ratio of Earnings to Fixed Charges

                                                Millions of Dollars
                                      --------------------------------------
                                              Years Ended December 31
                                       --------------------------------------
                                         1995    1994    1993    1992    1991
                                       --------------------------------------
                                                     (Unaudited)
EARNINGS AVAILABLE FOR FIXED CHARGES
Income before income taxes,
  extraordinary items and cumulative
  effect of changes in accounting
  principles                           $1,064     852     538     511     451
Distributions in excess of (less than)
  equity in earnings of less-than-
  fifty-percent-owned companies            (1)      2       9      (3)      1
Fixed charges, excluding
  capitalized interest and the
  portion of the preferred dividend
  requirements of a subsidiary not
  previously deducted from income*        364     340     363     442     631
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                                       $1,427   1,194     910     950   1,083
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Fixed Charges
Interest and expense on
  indebtedness, excluding
  capitalized interest                 $  285     266     290     392     460
Capitalized interest                       31      15      11      16      37
Preferred dividend requirements
  of a subsidiary                          73      56      71       3       -
One-third of rental expense,
  net of subleasing income,
  for operating leases                     36      32      30      38      34
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                                       $  425     369     402     449     531
=============================================================================
RATIO OF EARNINGS TO FIXED CHARGES        3.4     3.2     2.3     2.1     2.0
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

*Includes amortization of capitalized interest totaling approximately
$10 million, $10 million, $11 million, $10 million and $137 million in 1995, 1994, 1993, 1992 and 1991, respectively. For 1991, the amount includes approximately $120 million of capitalized interest associated with the writedown of offshore California investments.

Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, and the $400 million loan was amended in 1994, and again in 1995. Consolidated interest expense includes interest attributable to the LTSSP borrowings of $3 million, $1 million, $1 million, $1 million and $13 million in 1995, 1994, 1993, 1992 and 1991, respectively.